111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

October 9, 2020

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Filings for First Trust Funds listed in Exhibit A attached hereto

Ladies and Gentlemen:

This letter responds to comments, provided by Ken Ellington and Christina DiAngelo Fettig of the staff of the Securities and Exchange Commission (the “Staff”) via telephone on July 7, 2020, regarding the Funds listed in Exhibit A attached hereto (collectively the “Funds” and each a “Fund”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Reports.

Comment 1 – General

The Staff noted that the Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (“MFD”), First Trust Specialty Finance and Financial Opportunities Fund (“FGB”), First Trust Intermediate Duration Preferred & Income Fund (“FPF”) and First Trust Energy Infrastructure Fund (“FIF”) have been identified in their Annual Reports or Registration Statements as non-diversified. However, it appears that these Funds have been operating as diversified. If a Fund has been operating as diversified for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to a non-diversified fund.

Response to Comment 1

If a Fund has been operating as diversified for more than three years, the Fund confirms that it will receive shareholder approval prior to changing its status back to a non-diversified.

Comment 2 – Financial Statements

The Staff noted that for FGB, FPF, FIF, First Trust Senior Floating Rate Income Fund II (“FCT”), First Trust Senior Floating Rate 2022 Target Term Fund (“FIV”) and First Trust High Income Long/Short Fund (“FSD”) the accrual for audit and tax fees were greater than the expense for the year. Please explain in correspondence why the accrual is greater than the expense for the year and confirm that all audit fees are currently paid.

Response to Comment 2

Tax fees included in audit and tax fees presented in the reports to shareholders are not billed to the funds until after tax returns are filed. As a result, liability balances are greater than expense because they include both current and prior year accruals for tax fees.

Comment 3 – Financial Statements

The Staff noted that FGB invests primarily in business development companies (“BDCs”) and asked the Fund to disclose separately any distributions of realized gains by other investment companies per Rule 6-07.7(b) of Regulation S-X in future filings. Please also consider adding disclosure that BDCs generate acquired fund fees and expenses that are not included in the financial highlights expense ratios.

Response to Comment 3

First Trust will disclose separately any distributions of realized gains by other investment companies per Rule 6-07.7(b) of Regulation S-X in future filings. In addition, First Trust will consider adding disclosure in the financial highlights that BDCs generate acquired fund fees and expenses that are not included in the financial highlights expense ratios.

Comment 4 – Portfolio Holdings

For any Funds that have significant investments in derivatives, please explain how the derivative holdings are depicted in the graphical representation of holdings chart required by Form N-2, Item 24. Please state whether or not derivatives are included in the chart and if so, how they are reflected.

Response to Comment 4

Currently, derivative holdings are not depicted in the graphical representation of holdings chart as required by Form N-2, Item 24. Going forward, First Trust will include derivative holdings in the holdings chart as required by Form N-2, Item 24.

Comment 5 – Portfolio Holdings

The Staff noted that FPF holds a significant amount of securities that are indicated as fixed-to-floating or fixed-to-variable rate security and/or perpetual maturity securities. Please consider the guidance in the February 20, 2018 AICPA Investment Companies Expert Panel meeting minutes to provide additional clarity about these investments, such as the date the fixed rate will change to floating and/or the terms of the floating rate.

Response to Comment 5

Fixed-to-floating and fixed-to-variable rate securities are footnoted. The footnote includes a sentence stating that the interest rate shown reflects the fixed rate in effect at the reporting period date. This presentation is in line with how First Trust has seen these types of securities presented within the industry. When the fixed rate period expires, the securities will be footnoted as floating rate securities and the appropriate floating or variable rate disclosures will be added.

Comment 6 – Notes to Financial Statements

The Staff noted that the Registration Statement for FIF states that the Fund may directly invest up to 25% of its total assets in master limited partnerships (“MLPs”) traded as publicly traded partnerships. Please consider disclosing this 25% limitation in the Notes to Financial Statements.

Response to Comment 6

Going forward, First Trust will disclose the 25% limitation in the Notes to Financial Statements.

Comment 7 – Portfolio Commentary

For any Funds with return of capital distributions, specifically FGB and the First Trust Energy Income and Growth Fund (“FEN”), please change any references to “dividends” with “distributions” in the Portfolio Commentary section of the Annual Report.

Response to Comment 7

For any Funds with return of capital distributions, references to “dividends” will be replaced with “distributions” in the Portfolio Commentary section in future filings.

Comment 8 – General

The Staff noted that some of the Funds received reimbursements from their Sub-Advisors for trade errors for each of the past three years. While the disclosures appear to be appropriate, please provide in correspondence more details about the trade errors and what procedures, if any, have been implemented to ensure similar errors don’t occur in the future.

Response to Comment 8

The trade errors referenced in the Staff’s comment relate to three Funds: First Trust Energy Income and Growth Fund (“FEN”), First Trust New Opportunities MLP & Energy Fund (“FPL”) and First Trust MLP and Energy Income Fund (“FEI”). These trade errors resulted from a variety of system and human errors. As a part of the trade error review and correction approval process, First Trust discussed these trade errors with Energy Income Partners, LLC (“EIP”), the Funds’ Sub-Advisor. These discussions included ways to prevent such trade errors from occurring in the future, such as EIP hiring additional personnel to assist in reviewing trade entry, service provider system upgrades, manual checks and additional levels of trade review in certain instances. As documented in the Funds’ Annual Reports, EIP reimbursed the Funds for trade errors resulting in a loss to the Funds.

Comment 9 – Portfolio Holdings

For any Funds that have swap contracts, please disclose the frequency of payments and any upfront payments or receipts per Rule 12-13C of Regulation S-X. Additionally, for any Funds that invest in options, please disclose the counterparty if the options are not exchange traded per Rule 12-13 of Regulation S-X.

Response to Comment 9

For any Funds that have swap contracts, the frequency of payments and any upfront payments or receipts will be disclosed in future filings. Additionally, for any Funds that invest in options that are not exchange traded, the counterparty will be disclosed in future filings.

Comment 10 – Form N-CSR

The Staff noted that certain of the Funds provided the information required by Form N-CSR, Item 8(a)(1) as of the fiscal year and asks the Funds in future filings to please provide the information as of the date of the filing of the report as opposed to the fiscal year end as the other sub-items of Item 8 require.

Response to Comment 10

In future filings, the Funds will provide the information required by Form N-CSR, Item 8(a)(1) as of the date of the filing of the report as opposed to the fiscal year end.

Comment 11 – Form N-CSR

The Staff noted that the Item 7 disclosure on FIV’s Form N-CSR discloses that the proxy voting policies are attached therewith, but were not attached. Please include this information in future filings.

Response to Comment 11

The Fund confirms that this information will be included in future filings, if applicable.

Comment 12 – Form N-CEN

The Staff noted that for the majority of Funds that had interest expenses and taxes, the expense ratio reported in Form N-CEN, Item D.9 is incorrect because it doesn’t include interest and/or taxes. Please explain how this will be corrected.

Response to Comment 12

On 12/30/19, First Trust inquired with the SEC on the expense ratio calculation for Form N-CEN, Item D.9. The SEC response at that time was “The expectation is that filers will report the net operating expense that appears in the shareholder report.  Please follow the same policies and procedures that you use to prepare the report.” First Trust interpreted net operating expenses as excluding the interest expenses and taxes.

Going forward, First Trust will include interest expenses and taxes in the calculation.

Comment 13 – Form N-CEN

The Staff noted that FGB invests primarily in BDCs and asked to the Fund to please check Form N-CEN, Item C.3.e indicating that it is a fund of funds in future filings.

Response to Comment 13

The Fund confirms that it will check Form N-CEN, Item C.3.e indicating that it is a fund of funds in future filings, if applicable.

Comment 14 – Form N-CEN

The Staff noted that FSD’s Form N-CEN, Item B.13.a.i indicated that a claim was filed under the directors and officers/errors and omissions insurance. If this is true, please provide supplemental information about the nature of the claim in correspondence.

Response to Comment 14

The response to FSD’s Form N-CEN, Item B.13.a.i was answered incorrectly. An actual claim was not filed, but rather a notice of a potential claim was provided to the insurer because of concern over the possibility of potential litigation. Dolphin Limited Partnership I, L.P. (“Dolphin”), a shareholder of FSD, sent the Fund’s Board of Trustees two letters and issued two press releases in the fall of 2019 urging the FSD to restructure or liquidate.  FSD sent responsive letters to Dolphin. This follows a shareholder proposal from Dolphin in 2018 that the Securities and Exchange Commission permitted FSD to omit from the proxy statement for FSD’s 2019 Annual Shareholder Meeting.  Notice was given to the directors and officers/errors and omissions insurer because of the concern over the possibility of litigation following the Dolphin 2019 letters and press releases.

Comment 15 – Financial Statements

The Staff noted that some of the European funds, specifically the First Trust Switzerland AlphaDEX® Fund (“FSZ”) and First Trust STOXX® European Select Dividend Index Fund (“FDD”), had reclaims receivable which appear to be significant. Please explain in correspondence which country/countries these receivables relate to and how the Funds monitor the collectability of those receivables. Please also explain whether the Funds considered any disclosures specific to these reclaims in the Notes to Financial Statements.

Response to Comment 15

All of the FSZ and a majority of the FDD reclaim receivable is related to the treaty reclaim situation in Switzerland impacting the entire industry. Switzerland has focused on the residency of the underlying investors. First Trust has engaged an outside proxy company to assist in providing the necessary information. Our global custodian has confirmed that all claim requests have been submitted and remain viable. Since the reclaim receivable balances are valid, First Trust has not considered adding disclosure specific to these reclaims in the Notes to Financial Statements.

Comment 16 – Financial Statements

The Staff noted that the First Trust Emerging Markets AlphaDEX® Fund (“FEM”) had a miscellaneous receivable and asked the Fund to please explain in correspondence how long has this amount been receivable, whether it has been settled yet and the nature of the receivable. The Staff also noted that the First Trust Emerging Markets Small Cap AlphaDEX® Fund (“FEMS”) had other liabilities which appear to be significant and asked the Fund to please explain in correspondence the nature of those other liabilities.

Response to Comment 16

FEM has a $211,776 receivable balance for the anticipated refund from the March 31, 2019 India tax return. The receivable has been on the books since approximately August 2019.  The appropriate filings were submitted to the Indian Government by the filing deadline. No timeline has been provided of when this refund will be repaid to the fund.

FEMS other liability balance as of December 31, 2019 represents the cash component received by custody on December 31, 2019 for a subscription with a trade date of December 30, 2019. The in-kind trades associated with this subscription settled after the fund’s fiscal year end while the cash component of the subscription was received as of fiscal year end. Typically, the capstock, in-kind trades, and cash component are settled on the same day offsetting one another. In this case, the cash component settled before the in-kind trades, resulting in a cash exception between accounting and custody. To match custody, an entry was recorded to settle the cash component to cash with the offset to miscellaneous payable. Subsequent to fiscal year end, the miscellaneous payable balance was cleared once the capstock and in-kind trades settled.

Comment 17 – Form N-CEN

Please explain why many of the Funds did not answer Form N-CEN, Item C.20.b and Item C.20.c.

Response to Comment 17

When Funds answered “No” for Item C.20.a, Funds did not answer Item C.20.b or Item C.20.c. Going forward, the Funds will provide a “No” answer for Item C.20.b and Item C.20.c.

Comment 18 – General

Please consider the response given to Comment 19 from a previous Staff review filed in a Correspondence letter dated December 20, 2019 and copied here for reference:

The Commission suggested enhancing our explanation of the tax services that comprise the tax fees disclosed in Form N-CSR Item 4. First Trust agrees to enhance the description of the nature of the tax services included in the Form N-CSR Item 4 disclosure.

Response to Comment 18

Going forward, First Trust will enhance the description of the nature of the tax services included in the Form N-CEN Item 4 disclosure.

Comment 19 – General

If the Funds intend to rely on the optional internet availability of investment company shareholder reports, please supplementally describe why the Funds did not appear to include the disclosures required by Form N-1A, Item 27(d)(7) in the most recent Annual Reports.

Response to Comment 19

First Trust does not intend to rely on Rule 30e-3 at this time.

Comment 20 – Portfolio Holdings

The Staff noted that the First Trust Chindia ETF (“FNI”) appears to hold significant investments in securities of issuers located outside of the U.S. In future filings, in addition to the categorization by security type and sector, any other significant concentration of credit risk should be reported as required by paragraphs 20 through 21 of FASB ASC 825-10-50. For example, an international fund that categorizes investments by industry should also report a summary of its investments by geographic region if such concentration is significant. See AICPA, Audit and Accounting Guide: Investment Companies § 7.28 (2019).

Response to Comment 20

The Fund confirms that it will include a summary of its investments by geographic region if such concentration is significant in future filings.

Comment 21 – Principal Investment Strategies

The Staff noted that the First Trust Low Duration Opportunities ETF (“LMBS”) appears to invest significantly in interest-only and principal-only securities. However, the most recent prospectus does not include a discussion of interest-only and principal-only securities in the Principal Investment Strategies or Principal Risk sections. Please explain why investing in these securities has not been included in the Principal Investment Strategies of the Fund and whether the disclosures in the prospectus are appropriate provided the significance of interest-only and principal-only securities in the portfolio.

Response to Comment 21

The Fund confirms that it will include disclosure related to interest-only and principal-only securities in future filings.

Comment 22 – Principal Investment Strategies

The Staff noted that the Principal Investment Strategies section of the prospectus for the First Trust Tactical High Yield ETF (“HYLS”) allows the Fund to invest up to 30% of its net assets in futures contracts and options on futures contracts, but the Fund has not appeared to have invested in these types of derivatives for the past several years. Please consider removing this as a principal investment strategy of the Fund.

Response to Comment 22

The Fund’s prospectus was amended on May 15, 2020 such that the Fund’s stated policy to invest no more than 30% of its net assets (including investment borrowings) in U.S. exchange-traded futures contracts and options on futures contracts was deleted and the Fund instead may invest in listed and over-the-counter derivatives to the extent permitted by the listing rules of the Fund’s Exchange.

Comment 23 – Principal Investment Strategies

The Staff noted that the Principal Investment Strategies section of the prospectus for the First Trust SSI Strategic Convertible Securities ETF (“FCVT”) allows the Fund to invest up to 20% of its net assets in futures contracts on equity indexes, exchange-listed and over-the-counter index credit default swaps, and forward foreign currency exchange contracts, but the Fund has not appeared to have invested in these types of derivatives for the past several years. Please consider removing this as a principal investment strategy of the Fund.

Response to Comment 23

While the Fund has not invested in these types of derivatives, it may do so in the future. The Fund intends to keep this policy as a principal investment strategy, but intends to change the threshold to 10% in future filings.

Comment 24 – General

The Staff noted that it appears that over 50% of the First Trust Dow Jones International Internet ETF (“FDNI”) is made up of securities that are greater than 5% of the assets of the Fund. Please confirm that the Fund is in compliance with the 50% diversification test outlined in section 851(e) of the Internal Revenue Code of 1986, as amended (the “Code”).

Response to Comment 24

At September 30, 2019, over 50% of FDNI was comprised of securities that are greater than 5% of the assets of the fund. Within 30 days of September 30, 2019, FNDI was required to sell securities to cure the 50% diversification test violation outlined in section 851(e) of the Code. Trades were executed on October 4, 2019 and October 9, 2019 to cure the 50% diversification test violation.

Comment 25 – General

Please confirm that the First Trust North American Energy Infrastructure Fund (“EMLP”) is complying with section 851 (b)(3) of the Code, which states that not more than 25% of the value of the regulated investment company’s total assets may be invested in the securities of one or more qualified publicly traded partnerships. The Staff noted that as of October 31, 2019, the Fund invested approximately 31% of its assets in MLPs.

Response to Comment 25

EMLP is complying with section 851 (b)(3) of the Code. In the October 31, 2019 annual report, there are 3 securities listed in the MLP category that are footnoted disclosing that the security has elected to be taxed as a “C” corporation for federal income tax purposes. The value of these 3 securities represents 9.1% of net assets. When these securities are excluded from the MLP category, the percentage of MLPs is below 25% of EMLPs net assets.

Comment 26 – Schedule of Investments

Please disclose the expiration date of any rights or warrants, if applicable, in the Schedule of Investments for the First Trust Short Duration High Income Fund (“FDHAX”).

Response to Comment 26

The Fund confirms that such information will be included in future filings, if applicable.

Comment 27 – Notes to Financial Statements

Please disclose the percentage of each Fund that is invested in its Subsidiary in the Organization section in the Notes to Financial Statements for the First Trust Managed Futures Strategy Fund (“FMF”), First Trust Global Tactical Commodity Strategy Fund (“FTGC”) and First Trust Alternative Absolute Return Strategy ETF (“FAAR”).

Response to Comment 27

The Funds confirm that such information will be included in future filings, if applicable.

Comment 28 – Notes to Financial Statements

The Staff noted that a number of Funds utilize a Sub-Advisor and the Sub-Advisor is paid directly by the Advisor, but the sub-advisory fee arrangements are not disclosed in the financial statements for all of the Funds with Sub-Advisors. Such sub-advisory fee information is included in the prospectus and should also be included in the financial statements going forward.

Response to Comment 28

The Funds confirm that such information will be included in future filings, if applicable.

Comment 29 – Notes to Financial Statements

Please disclose the remaining contractual maturity of any securities lending transactions. See FASB Accounting Standards Update No. 2014-11.

Response to Comment 29

The Funds confirm that such information will be included in future filings, if applicable.

Comment 30 – Notes to Financial Statements

Please disclose the fixed transaction fees that are currently imposed on each creation and redemption transaction. The Staff noted that the First Trust Horizon Managed Volatility Funds did include this disclosure, but that most Funds did not.

Response to Comment 30

The Funds intend to include a description of these arrangements consistently across Funds in future filings. However, the Funds do not intend to include a specific amount as these fees may change over time.

Comment 31 – Form N-CEN

The Staff noted that the December 31, 2019 Form N-CEN for First Trust Exchange-Traded Fund reported net income from securities lending in Item C.6.g for the First Trust NASDAQ-100-Technology Sector Index Fund (“QTEC”), but did not provide the monthly average of the value of portfolio securities on loan during the reporting period in Item C.6.f, please explain.

Response to Comment 31

QTEC did not have securities on loan for any day used to calculate the monthly average of the value of portfolio securities on loan during the period. Per SEC guidelines, average balances for NCEN are calculated based on 13 days throughout the year (sum of balances from first business day of the period followed by each subsequent month end date divisible by 13).

Comment 32 – Form N-CEN

The Staff noted that the December 31, 2019 Form N-CEN for First Trust Exchange-Traded Fund reported that a borrower failed to return the loaned securities by the contractual deadline in Item C.6.a for the First Trust Natural Gas ETF (“FCG”). Please provide in correspondence additional information about this issue.

Response to Comment 32

A security on loan in FCG was sold on June 24, 2019. On that same date, a recall of the borrowed security shares was issued to the borrowing broker with a return deadline of June 26, 2019. When the borrowed security shares were not returned on June 26, 2019, a market buy in was executed for the shares on loan. Following the execution of the buy in trade, FCG received the equivalent cash amount of the shares that were originally sold. FCG was not harmed as a result of the borrowing broker not returning the borrowed security shares.

Comment 33 – Form N-CEN

The Staff noted that the December 31, 2019 Form N-CEN for First Trust Exchange-Traded Fund IV reported that no transaction fees were charged in Items E.3.d and E.3.e for the First Trust EIP Carbon Impact ETF (“ECLN”), but the Fund’s prospectus discloses creation and redemption transaction fees of $100. Please confirm if this disclosure is accurate and if not, please explain how this issue will be corrected.

Response to Comment 33

The Fund confirms that there were transaction fees and will include this information in future filings.

Comment 34 – Form N-CEN

The Staff noted that the December 31, 2019 Form N-CEN for First Trust Exchange-Traded Fund V reported no authorized participant redemptions in Item E.2.f for FMF, but the Statement of Changes in Net Assets shows net redemptions. Please confirm if this disclosure is accurate and if not, please explain how this issue will be corrected.

Response to Comment 34

The Fund confirms that there were authorized participant redemptions and no authorized participant creations. The Fund will include this information in future filings.

Comment 35 – Form N-CEN

The Staff noted that the December 31, 2019 Form N-CEN for First Trust Exchange-Traded Fund V and First Trust Exchange-Traded Fund VII reported in Item B.15 that FMF, FTGC and FAAR did not rely on an exemptive order. Please confirm if this disclosure is accurate and if not, please explain how this issue will be corrected.

Response to Comment 35

The Funds did rely on an exemptive order and confirm that this information will be included in future filings.

Comment 36 – Form N-CEN

The Staff noted that the September 30, 2019 Form N-CEN for First Trust Exchange-Traded Fund VI reported an aggregate value of principal purchase/sale transactions in Item C.17.b for the First Trust Nasdaq Artificial Intelligence and Robotics ETF (“ROBT”) that does not appear to include all of the principal transactions (i.e. the aggregate value does not match the sum of the total values for each dealer). Please explain how this issue will be corrected.

Response to Comment 36

The total for the J.P. Morgan Securities LLC broker was accidently excluded from Item C.17.b. For all future filings, the Fund will include all transactions listed.

Comment 37 – Form N-CEN

The Staff noted that the March 31, 2019 Form N-CEN for First Trust Exchange-Traded Fund VI included the audit opinion instead of internal control reports. Please file an amended Form N-CEN that includes the correct reports.

Response to Comment 37

An amended Form N-CEN for First Trust Exchange-Traded Fund VI has been filed on 8-13-20, which includes the correct reports.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fund Name	FYE Reviewed
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	11/30/19
First Trust Senior Floating Rate Income Fund II	5/31/19
First Trust Specialty Finance and Financial Opportunities Fund	11/30/19
First Trust High Income Long/Short Fund	10/31/19
First Trust Mortgage Income Fund	10/31/19
First Trust Senior Floating Rate 2022 Target Term Fund	5/31/19
First Trust Intermediate Duration Preferred & Income Fund	10/31/19
First Trust Energy Infrastructure Fund	11/30/19
First Trust MLP and Energy Income Fund	10/31/19
First Trust New Opportunities MLP & Energy Fund	10/31/19
First Trust Energy Income and Growth Fund	11/30/19
First Trust Emerging Markets AlphaDEX Fund	12/31/19
First Trust Europe AlphaDEX Fund	12/31/19
First Trust Latin America AlphaDEX Fund	12/31/19
First Trust Brazil AlphaDEX Fund	12/31/19
First Trust China AlphaDEX Fund	12/31/19
First Trust Japan AlphaDEX Fund	12/31/19
First Trust South Korea AlphaDEX Fund	12/31/19
First Trust Developed Markets ex-US AlphaDEX Fund	12/31/19
First Trust Asia Pacific ex-Japan AlphaDEX Fund	12/31/19
First Trust Australia AlphaDEX Fund	12/31/19
First Trust Canada AlphaDEX Fund	12/31/19
First Trust Germany AlphaDEX Fund	12/31/19
First Trust Hong Kong AlphaDEX Fund	12/31/19
First Trust Switzerland AlphaDEX Fund	12/31/19
First Trust India NIFTY 50 Equal Weight ETF	12/31/19
First Trust United Kingdom AlphaDEX Fund	12/31/19
First Trust Developed Markets ex-US Small Cap AlphaDEX Fund	12/31/19
First Trust Emerging Markets Small Cap AlphaDEX Fund	12/31/19
First Trust Eurozone AlphaDEX ETF	12/31/19
First Trust Dow Jones Select MicroCap Index Fund	12/31/19
First Trust Morningstar Dividend Leaders Index Fund	12/31/19
First Trust US Equity Opportunities ETF	12/31/19
First Trust NASDAQ-100 Equal Weighted Index Fund	12/31/19
First Trust NASDAQ-100-Technology Sector Index Fund	12/31/19
First Trust NYSE Arca Biotechnology Index Fund	12/31/19
First Trust Dow Jones Internet Index Fund	12/31/19
First Trust Capital Strength ETF	12/31/19
First Trust Nasdaq-100 Ex-Technology Sector Index Fund	12/31/19
First Trust Total US Market AlphaDEX ETF	12/31/19
First Trust Value Line Dividend Index Fund	12/31/19
First Trust Nasdaq Clean Edge Green Energy Index Fund	12/31/19
First Trust Value Line 100 Exchange-Traded Fund	12/31/19
First Trust S&P REIT Index Fund	12/31/19
First Trust Natural Gas ETF	12/31/19
First Trust Water ETF	12/31/19
First Trust Chindia ETF	12/31/19
First Trust NASDAQ ABA Community Bank Index Fund	12/31/19
First Trust Dorsey Wright People's Portfolio ETF	12/31/19
First Trust Dow 30 Equal Weight ETF	12/31/19
First Trust Lunt U.S. Factor Rotation ETF	12/31/19
First Trust STOXX European Select Dividend Index Fund	9/30/19
First Trust FTSE EPRA/NAREIT Developed Markets Real Estate Index Fund	9/30/19
First Trust Dow Jones Global Select Dividend Index Fund	9/30/19
First Trust Global Wind Energy ETF	9/30/19
First Trust Global Engineering and Construction ETF	9/30/19
First Trust NASDAQ Clean Edge Smart Grid Infrastructure Index Fund	9/30/19
First Trust Indxx Global Natural Resources Income ETF	9/30/19
First Trust Indxx Global Agriculture ETF	9/30/19
First Trust BICK Index Fund	9/30/19
First Trust Indxx NextG ETF	9/30/19
First Trust NASDAQ Global Auto Index Fund	9/30/19
First Trust Cloud Computing ETF	9/30/19
First Trust International Equity Opportunities ETF	9/30/19
First Trust NASDAQ Cybersecurity ETF	9/30/19
First Trust IPOX Europe Equity Opportunities ETF	9/30/19
First Trust Dow Jones International Internet ETF	9/30/19
First Trust Preferred Securities and Income ETF	10/31/19
First Trust Managed Municipal ETF	10/31/19
First Trust Long/Short Equity ETF	10/31/19
First Trust Emerging Markets Local Currency Bond ETF	10/31/19
First Trust Municipal High Income ETF	7/31/19
First Trust RiverFront Dynamic Asia Pacific ETF	10/31/19
First Trust RiverFront Dynamic Developed International ETF	10/31/19
First Trust RiverFront Dynamic Emerging Markets ETF	10/31/19
First Trust RiverFront Dynamic Europe ETF	10/31/19
First Trust Horizon Managed Volatility Developed International ETF	7/31/19
First Trust Horizon Managed Volatility Domestic ETF	7/31/19
First Trust California Municipal High Income ETF	7/31/19
First Trust Institutional Preferred Securities and Income ETF	10/31/19
First Trust Ultra Short Duration Municipal ETF	7/31/19
First Trust Short Duration Managed Municipal ETF	7/31/19
First Trust North American Energy Infrastructure Fund	10/31/19
First Trust Senior Loan Fund	10/31/19
First Trust Tactical High Yield ETF	10/31/19
First Trust Enhanced Short Maturity ETF	10/31/19
First Trust Strategic Income ETF	10/31/19
First Trust Low Duration Opportunities ETF	10/31/19
First Trust SSI Strategic Convertible Securities ETF	10/31/19
First Trust Heitman Global Prime Real Estate ETF	N/A
First Trust Long Duration Opportunities ETF	10/31/19
First Trust EIP Carbon Impact ETF	10/31/19
First Trust Managed Futures Strategy Fund	12/31/19
First Trust NASDAQ Technology Dividend Index Fund	9/30/19
Multi-Asset Diversified Income Index Fund	9/30/19
First Trust BuyWrite Income ETF	9/30/19
First Trust Hedged BuyWrite Income ETF	9/30/19
First Trust S&P International Dividend Aristocrats ETF	9/30/19
First Trust Rising Dividend Achievers ETF	9/30/19
First Trust RBA American Industrial Renaissance(TM) ETF	9/30/19
First Trust Dorsey Wright Momentum & Dividend ETF	9/30/19
First Trust Dorsey Wright Focus 5 ETF	9/30/19
First Trust Dorsey Wright International Focus 5 ETF	9/30/19
First Trust Dorsey Wright Dynamic Focus 5 ETF	9/30/19
First Trust Nasdaq Bank ETF	3/31/20
First Trust Nasdaq Food & Beverage ETF	3/31/20
First Trust Nasdaq Oil & Gas ETF	3/31/20
First Trust Nasdaq Pharmaceuticals ETF	3/31/20
First Trust Nasdaq Retail ETF	3/31/20
First Trust Nasdaq Semiconductor ETF	3/31/20
First Trust Nasdaq Transportation ETF	3/31/20
Developed International Equity Select ETF	3/31/20
Emerging Markets Equity Select ETF	3/31/20
Large Cap US Equity Select ETF	3/31/20
Mid Cap US Equity Select ETF	3/31/20
Small Cap US Equity Select ETF	3/31/20
US Equity Dividend Select ETF	3/31/20
First Trust SMID Cap Rising Dividend Achievers ETF	9/30/19
First Trust Indxx Innovative Transaction & Process ETF	9/30/19
First Trust Nasdaq Artificial Intelligence and Robotics ETF	9/30/19
First Trust Dorsey Wright DALI 1 ETF	12/31/19
First Trust Dorsey Wright Momentum & Low Volatility ETF	9/30/19
First Trust Dorsey Wright Momentum & Value ETF	9/30/19
First Trust Global Tactical Commodity Strategy Fund	12/31/19
First Trust Alternative Absolute Return Strategy ETF	12/31/19
First Trust Preferred Securities and Income Fund	10/31/19
First Trust/Confluence Small Cap Value Fund	10/31/19
First Trust Short Duration High Income Fund	10/31/19